 ALAMOS GOLD INC.

FIRST QUARTER 2023 REPORT
March 31, 2023
(Prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and stated in millions of United States dollars, unless otherwise indicated)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements
▪Condensed Interim Consolidated Statements of Financial Position
▪Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
▪Condensed Interim Consolidated Statements of Changes in Equity
▪Condensed Interim Consolidated Statements of Cash Flows
▪Notes to Condensed Interim Consolidated Financial Statements

Q1 2023 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	March 31, 2023	December 31, 2022
A S S E T S
Current Assets
Cash and cash equivalents	$133.8	$129.8
Equity securities	25.8	18.6
Amounts receivable (note 3)	50.5	37.2
Inventory (note 4)	251.8	234.2
Other current assets (note 5)	13.3	16.2
Assets held for sale	—	5.0
Total Current Assets	475.2	441.0

Non-Current Assets
Mineral property, plant and equipment (note 6)	3,201.0	3,173.8
Other non-current assets (note 7)	59.8	59.4
Total Assets	$3,736.0	$3,674.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (note 8)	$170.4	$181.2
Income taxes payable	22.0	0.7
Total Current Liabilities	192.4	181.9

Non-Current Liabilities
Deferred income taxes	662.6	660.9
Decommissioning liabilities	109.6	108.1
Other non-current liabilities	2.3	2.2
Total Liabilities	966.9	953.1

E Q U I T Y
Share capital (note 9)	$3,710.9	$3,703.8
Contributed surplus	87.7	90.7
Accumulated other comprehensive loss	(19.5)	(24.8)
Deficit	(1,010.0)	(1,048.6)
Total Equity	2,769.1	2,721.1
Total Liabilities and Equity	$3,736.0	$3,674.2
Commitments (note 14)
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2	Alamos Gold Inc.

Q1 2023 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended
	March 31,	March 31,
	2023	2022
OPERATING REVENUES	$251.5	$184.5

COST OF SALES
Mining and processing	106.4	95.4
Royalties (note 14)	2.5	2.3
Amortization	46.3	37.8
	155.2	135.5
EXPENSES
Exploration	3.5	4.1
Corporate and administrative	6.7	6.1
Share-based compensation	11.1	6.3
Impairment charge	—	38.2
	176.5	190.2
EARNINGS (LOSS) FROM OPERATIONS	75.0	(5.7)

OTHER EXPENSES
Finance expense	(1.4)	(1.2)
Foreign exchange loss	(0.1)	—
Other loss (note 10)	(1.3)	(7.4)
EARNINGS (LOSS) BEFORE INCOME TAXES	$72.2	($14.3)

INCOME TAXES
Current income tax expense	(23.4)	(0.7)
Deferred income tax (expense) recovery	(0.4)	6.5
NET EARNINGS (LOSS)	$48.4	($8.5)

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	4.3	3.2
Net change in fair value of fuel hedging instruments, net of taxes	(0.2)	0.9
Items that will not be reclassified to net earnings:
Unrealized gain (loss) on equity securities, net of taxes	1.2	(2.5)
Total other comprehensive income	$5.3	$1.6
COMPREHENSIVE INCOME (LOSS)	$53.7	($6.9)

EARNINGS (LOSS) PER SHARE (note 9(d))
– basic	$0.12	($0.02)
– diluted	$0.12	($0.02)
Weighted average number of common shares outstanding (000's)
– basic	393,960	391,913
– diluted	396,954	391,913
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3	Alamos Gold Inc.

Q1 2023 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - stated in millions of United States dollars)

	For three months ended
	March 31,	March 31,
	2023	2022
SHARE CAPITAL (note 9)
Balance, beginning of the year	$3,703.8	$3,692.9
Issuance of shares related to share-based compensation	3.6	0.7
Issuance of shares related to dividend reinvestment and share purchase plan	0.6	1.1
Issuance of shares related to employee share purchase plan	1.3	—
Transfer from contributed surplus of share-based compensation redeemed	1.6	0.3
Balance, end of period	$3,710.9	$3,695.0

CONTRIBUTED SURPLUS
Balance, beginning of the year	$90.7	$89.5
Share-based compensation	1.7	1.5
Transfer to share capital of share-based compensation redeemed	(1.6)	(0.3)
Distribution of share-based compensation	(3.1)	(2.0)
Balance, end of period	$87.7	$88.7

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
Balance, beginning of the year on currency hedging instruments	($1.9)	$4.0
Net change in fair value of currency hedging instruments, net of taxes	4.3	3.2
	$2.4	$7.2

Balance, beginning of the year on fuel hedging instruments	0.1	0.4
Net change in fair value of fuel hedging instruments, net of taxes	(0.2)	0.9
	($0.1)	$1.3

Balance, beginning of the year on equity securities	($23.0)	($2.5)
Unrealized gain (loss) on equity securities, net of taxes	1.2	(2.5)
	($21.8)	($5.0)
Balance, end of period	($19.5)	$3.5

DEFICIT
Balance, beginning of the year	($1,048.6)	($1,048.7)
Dividends (note 9(e))	(9.8)	(9.8)
Net earnings (loss)	48.4	(8.5)
Balance, end of period	($1,010.0)	($1,067.0)

TOTAL EQUITY	$2,769.1	$2,720.2
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4	Alamos Gold Inc.

Q1 2023 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended
	March 31,	March 31,
	2023	2022
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings (loss) for the period	$48.4	($8.5)
Adjustments for items not involving cash:
Amortization	46.3	37.8
Impairment charge	—	38.2
Foreign exchange loss	0.1	—
Current income tax expense	23.4	0.7
Deferred income tax expense (recovery)	0.4	(6.5)
Share-based compensation	11.1	6.3
Finance expense	1.4	1.2
Other items (note 11)	(3.9)	1.7
Changes in working capital and taxes paid (note 11)	(32.9)	(24.4)
	94.3	46.5
INVESTING ACTIVITIES
Mineral property, plant and equipment	(83.8)	(87.3)
Investment in equity securities	(1.0)	—
	(84.8)	(87.3)
FINANCING ACTIVITIES

Dividends paid	(9.2)	(8.7)
Proceeds from the exercise of options	3.6	0.7
	(5.6)	(8.0)
Effect of exchange rates on cash and cash equivalents	0.1	0.5
Net increase (decrease) in cash and cash equivalents	4.0	(48.3)
Cash and cash equivalents - beginning of period	129.8	172.5
CASH AND CASH EQUIVALENTS - END OF PERIOD	$133.8	$124.2
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

5	Alamos Gold Inc.

Q1 2023 FINANCIAL REPORT
ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
March 31, 2023 and 2022
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. Alamos is a Canadian-based intermediate gold producer with diversified North American production from the Young-Davidson and the Island Gold mines in Northern Ontario, Canada and the Mulatos District in Sonora State, Mexico. In addition, Alamos has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development and ethical business practices.
Alamos is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI).
The Company’s registered office is located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3.

2.	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2022.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022, prepared in accordance with IFRS as issued by the IASB.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2023:
On May 7, 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrow the scope of the initial recognition exemption (“IRE”) so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The adoption of the new standard did not impact the financial statements of the Company.
On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. The adoption of the new standard did not impact the financial statements of the Company.

On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures. The adoption of the new standard did not impact the financial statements of the Company.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on April 25, 2023.

6	Alamos Gold Inc.

Q1 2023 FINANCIAL REPORT

3.	AMOUNTS RECEIVABLE

	March 31, 2023	December 31, 2022
Sales tax receivables
Canada	$28.4	$15.1
Mexico	16.5	16.4
Other	1.1	1.1
Other receivables	4.5	4.6
	$50.5	$37.2
Subsequent to quarter end, the Company collected $20.0 million of sales tax receivable related to the Canadian operations.

4.	INVENTORY

	March 31, 2023	December 31, 2022
In-process precious metals	$178.5	$159.4
Ore in stockpiles	10.9	10.0
Parts and supplies	59.8	57.2
Dore, and refined precious metals	2.6	7.6
	$251.8	$234.2
The amount of inventories recognized in mining and processing costs for the three months ended March 31, 2023 was $110.4 million (three months ended March 31, 2022 - $97.1 million). The amount of inventories recognized in amortization costs for the three months ended March 31, 2023 was $46.3 million (three months ended March 31, 2022 - $37.8 million).

5.	OTHER CURRENT ASSETS

	March 31, 2023	December 31, 2022
Prepaid assets	$11.2	$13.1
Advances on capital projects (i)	2.1	3.1
	$13.3	$16.2
(i) Advances on capital projects
Includes advance payments made to contractors and suppliers with respect to the Company's development projects. The related work to be performed is expected to be completed within one year.

7	Alamos Gold Inc.

Q1 2023 FINANCIAL REPORT

6.	MINERAL PROPERTY, PLANT AND EQUIPMENT

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Cost
At December 31, 2021	$1,629.3	$2,631.2	$285.6	$319.3	$4,865.4
Additions	40.2	143.8	123.7	22.1	329.8
Transfer of La Yaqui Grande assets[1]	121.0	19.0	(140.0)	—	—
Revisions to decommissioning liabilities	—	6.7	—	—	6.7
Disposals	(1.7)	—	—	—	(1.7)
Sale of Esperanza Project (i)	(0.4)	—	—	(89.6)	(90.0)
At December 31, 2022	$1,788.4	$2,800.7	$269.3	$251.8	$5,110.2
Additions	9.1	43.0	22.1	4.2	78.4
At March 31, 2023	$1,797.5	$2,843.7	$291.4	$256.0	$5,188.6

Accumulated amortization and impairment charges
At December 31, 2021	$717.8	$811.8	$142.4	$84.9	$1,756.9
Amortization	91.7	89.4	—	—	181.1
Disposals	(1.2)	—	—	—	(1.2)
Impairment charge on Esperanza Project	—	—	—	38.2	38.2
Sale of Esperanza Project (i)	(0.4)	—	—	(38.2)	(38.6)
At December 31, 2022	$807.9	$901.2	$142.4	$84.9	$1,936.4
Amortization	27.2	24.0	—	—	51.2
At March 31, 2023	$835.1	$925.2	$142.4	$84.9	$1,987.6

Net carrying value
At December 31, 2022	$980.5	$1,899.5	$126.9	$166.9	$3,173.8
At March 31, 2023	$962.4	$1,918.5	$149.0	$171.1	$3,201.0
1.La Yaqui Grande commenced commercial production on June 20, 2022.

(i) Sale of Esperanza Project
In the second quarter of 2022, the Company sold the Esperanza Project to Zacatecas Silver Corp.

8	Alamos Gold Inc.

Q1 2023 FINANCIAL REPORT
The net carrying values by segment (refer to note 12 for determination of a segment) are as follows

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Young-Davidson	$657.7	$841.9	—	—	$1,499.6
Island Gold	114.2	961.9	122.6	19.8	1,218.5
Mulatos	186.5	114.7	26.4	—	327.6
Corporate and other	4.0	—	—	151.3	155.3
At March 31, 2023	$962.4	$1,918.5	$149.0	$171.1	$3,201.0

Young-Davidson	$663.2	$841.5	—	—	$1,504.7
Island Gold	114.5	939.8	100.5	19.8	1,174.6
Mulatos	199.2	118.2	26.4	—	343.8
Corporate and other	3.6	—	—	147.1	150.7
At December 31, 2022	$980.5	$1,899.5	$126.9	$166.9	$3,173.8
Other
The carrying value of construction in progress at March 31, 2023 was $188.4 million (December 31, 2022 - $155.8 million).

7.	OTHER NON-CURRENT ASSETS

	March 31, 2023	December 31, 2022
Investment tax credits	$28.2	$28.2
Esperanza Milestone Payments (i)	19.7	19.1
Other	11.9	12.1
	$59.8	$59.4
(i) Esperanza Milestone Payments
Fair value of Milestone Payments are related to the sale of the Esperanza project to Zacatecas Silver Corp. on April 12, 2022. The Milestone Payments are revalued at each reporting date, based on management's estimate of the timing and probability, resulting in an increase of $0.6 million for the three months ended March 31, 2023.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2023	December 31, 2022
Trade accounts payable and accrued liabilities	$133.6	$147.6
Royalties payable	2.5	2.2
Derivative liabilities (note 13)	0.4	4.2
Share-based compensation liability	25.0	18.3
Current portion of decommissioning liability	8.5	8.5
Current portion of equipment financing obligations	0.4	0.4
	$170.4	$181.2

9	Alamos Gold Inc.

Q1 2023 FINANCIAL REPORT

9.	SHARE CAPITAL
a)    Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares (Common Shares) without par value.

	Number of Shares	Amount
Outstanding at December 31, 2021	391,889,733	$3,692.9
Shares issued through:
Share-based compensation plans	1,198,125	7.6
Shares repurchased and cancelled	(1,100,000)	(10.4)
Flow-through share financing	922,483	6.9
Dividend reinvestment plan	527,770	4.1
Shares issued through share purchase plan	373,806	2.7
Cancellation of unexchanged shares	(5,428)	—
Outstanding at December 31, 2022	393,806,489	$3,703.8
Shares issued through:
Share-based compensation plans	632,596	5.2
Dividend reinvestment plan (i)	53,287	0.6
Shares issued through share purchase plan	126,169	1.3
Outstanding at March 31, 2023	394,618,541	$3,710.9

Normal Course Issuer Bid
In December 2022, the Company renewed its Normal Course Issuer Bid ("NCIB") permitting the purchase for cancellation up to 34,670,378 Common Shares, representing 10% of the Company’s public float. The Company may purchase Common Shares under the NCIB up to December 23, 2023. For the three months ended March 31, 2023, the Company did not purchase any Common Shares.
(i) Dividend Reinvestment Plan
The Company allows existing shareholders to participate in a dividend reinvestment plan ("DRIP"). This provides shareholders the option of increasing their investment in the Company by electing to receive common shares in place of cash dividends. The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market. For the three months ended March 31, 2023, the Company issued 53,287 shares pursuant to the DRIP, valued at $0.6 million (three months ended March 31, 2022, issued 135,793 shares, valued at $1.1 million).

b) Employee share purchase plan

The Company has an Employee Share Purchase Plan which enables employees to purchase Class A common shares through payroll deduction. At the option of the Company, the common shares can be issued from treasury based on the volume weighted average closing price of the last five days prior to the end of the month or the shares may be purchased for plan participants in the open market. During the three months ended March 31, 2023, the Company issued 126,169 shares from treasury pursuant to the Employee Share Purchase Plan (three months ended March 31, 2022 - nil).

10	Alamos Gold Inc.

Q1 2023 FINANCIAL REPORT
c) Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2021	4,601,726	$7.47
Granted	634,727	9.53
Exercised	(1,198,125)	5.89
Forfeited	(113,477)	6.68
Outstanding at December 31, 2022	3,924,851	$8.32
Granted	472,033	14.05
Exercised	(632,596)	7.66
Outstanding at March 31, 2023	3,764,288	$9.15
During the three months ended March 31, 2023, the weighted average share price at the date of exercise for stock options exercised was CAD $14.99 (for the year ended December 31, 2022, the average share price when options were exercised was CAD $11.98 per share).
Stock options granted
During the three months ended March 31, 2023, the Company granted 472,033 stock options (three months ended March 31, 2022 - 634,727). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted for the three months ended:	March 31, 2023	March 31, 2022
Weighted average share price at grant date (CAD$)	14.05	9.53
Average risk-free rate	3.86%	1.48%
Average expected dividend yield	0.96%	1.20%
Average expected stock price volatility (based on historical volatility)	48%	53%
Average expected life of option (months)	42	54
Weighted average per share fair value of stock options granted (CAD$)	5.03	3.80
Stock options outstanding and exercisable as at March 31, 2023:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)

$6.01 - $7.00	780,467	6.57	2.5	780,467	6.57
$7.01 - $8.00	598,673	7.62	3.8	598,673	7.62
$8.01 - $9.00	15,571	8.63	3.9	15,571	8.63
$9.01 - $11.00	1,897,544	9.49	4.7	1,086,004	9.46
$11.01 - $14.05	472,033	14.05	6.9	—	—
	3,764,288	$9.15	4.4	2,480,715	$8.10

11	Alamos Gold Inc.

Q1 2023 FINANCIAL REPORT
d)    Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentives ("LTI"):

	Restricted share units ("RSU")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2021	2,168,184	911,428	1,329,655
Granted	905,058	143,178	497,895
Forfeited	(296,907)	—	(72,522)
Settled	(641,786)	—	(404,603)
Outstanding units, December 31, 2022	2,134,549	1,054,606	1,350,425
Granted	720,910	91,994	355,371
Forfeited/expired	(6,410)	—	—
Settled	(33,184)	—	(426,163)
Outstanding units, March 31, 2023	2,815,865	1,146,600	1,279,633
The settlement of LTI is either in cash or equity depending on the feature of the specific LTI plan. The settlement of DSUs are in cash, PSUs are equity or cash settled at the Company's discretion, and certain RSUs are cash settled with the remaining settled in cash or equity at the Company's discretion, depending on the year of grant.

e) Earnings per share
Basic earnings or loss per share amounts are calculated by dividing earnings or loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, including the effects of dilutive common share equivalents.

	For three months ended
	March 31,	March 31,
	2023	2022
Net earnings (loss)	$48.4	($8.5)
Weighted average number of common shares outstanding (in thousands)	393,960	391,913
Basic earnings (loss) per share	$0.12	($0.02)

Dilutive effect of potential common share equivalents (in thousands)	2,994	—

Diluted weighted average number of common shares outstanding (in thousands)	396,954	391,913
Diluted earnings (loss) per share	$0.12	($0.02)

The following table lists the equity instruments excluded from the computation of diluted earnings per share. The instruments were excluded as they have an anti-dilutive effect on diluted earnings per share. The exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $14.67 for the three months ended March 31, 2023 (CAD $9.52 the three months ended March 31, 2022) or the inclusion of the equity securities had an anti-dilutive effect on net loss. For the periods in which the Company records a net loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

	For three months ended
	March 31,	March 31,
(thousands)	2023	2022
Stock options	—	5,114

12	Alamos Gold Inc.

Q1 2023 FINANCIAL REPORT
f) Dividends
During the three months ended March 31, 2023, the Company declared dividends totaling $9.8 million, of which $9.2 million were paid in cash (for the three months ended March 31, 2022 paid $8.7 million in cash). The remaining $0.6 million were issued in the form of common shares pursuant to the Company's DRIP (for the three months ended March 31, 2022 issued $1.1 million in shares pursuant to the DRIP).

10.	OTHER LOSS

Other gains (losses) recorded in net earnings (loss)	For three months ended
	March 31,	March 31,
	2023	2022
Unrealized loss on non-hedged derivatives	($1.7)	($5.7)
Fair value adjustment on Milestone payments	0.6	—
Reduction of obligation to renounce flow-through exploration expenditures	0.4	—
Turkish Projects holding costs and arbitration costs	(0.7)	(0.7)
Loss on disposal of assets	—	(0.1)
Holding costs related to the El Chanate mine	(0.1)	(0.1)
Other	0.2	(0.8)
	($1.3)	($7.4)

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital and income taxes received or paid:	For three months ended
	March 31,	March 31,
	2023	2022
Amounts receivable	($11.6)	$0.2
Inventory	(13.7)	(10.1)
Advances and prepaid expenses	3.0	0.2
Accounts payable and accrued liabilities	(8.5)	(13.4)
Income taxes paid	(2.1)	(1.3)
	($32.9)	($24.4)

Other items:	For three months ended
	March 31,	March 31,
	2023	2022
Unrealized gain on non-hedged derivatives	$1.7	$5.7
Reduction of obligation to renounce flow-through exploration expenditures	(0.4)	—
Proceeds from employee share purchase plan	0.9	—
Reclamation activities	(0.2)	(0.1)
Credit facility standby fees	(0.5)	(0.5)
Distribution of share-based compensation	(6.0)	(3.5)
Fair value adjustment for Milestone payments (note 14)	(0.6)	—
Interest received	1.0	0.2
Loss on disposal of assets	—	0.1
Other items	0.2	(0.2)
	($3.9)	$1.7

13	Alamos Gold Inc.

Q1 2023 FINANCIAL REPORT

12.	SEGMENTED INFORMATION
(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines and significant development projects. The Company operates in two principal geographical areas - Canada, and Mexico. The Young-Davidson and Island Gold mines operate in Canada, and the Mulatos mine operates in Sonora, Mexico. The results from operations for these reportable operating segments are summarized in the following tables:

For the three months ended March 31, 2023
	Young-Davidson	Island Gold	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$86.3	$63.9	$101.3	—	$251.5
Cost of sales
Mining and processing	41.6	20.6	44.2	—	106.4
Royalties	1.4	0.6	0.5	—	2.5
Amortization	18.9	9.7	17.7	—	46.3
	61.9	30.9	62.4	—	155.2
Expenses
Exploration	0.4	0.4	2.3	0.4	3.5
Corporate and administrative	—	—	—	6.7	6.7
Share-based compensation	—	—	—	11.1	11.1
Earnings (loss) from operations	$24.0	$32.6	$36.6	($18.2)	$75.0
Finance expense					(1.4)
Foreign exchange loss					(0.1)
Other loss					(1.3)
Earnings before income taxes					$72.2

14	Alamos Gold Inc.

Q1 2023 FINANCIAL REPORT

For the three months ended March 31, 2022
	Young-Davidson	Island Gold	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$96.8	$43.7	$44.0	—	$184.5
Cost of sales
Mining and processing	41.7	16.9	36.8	—	95.4
Royalties	1.6	0.5	0.2	—	2.3
Amortization	21.3	6.8	9.7	—	37.8
	64.6	24.2	46.7	—	135.5
Expenses
Exploration	1.6	0.6	1.6	0.3	4.1
Corporate and administrative	—	—	—	6.1	6.1
Share-based compensation	—	—	—	6.3	6.3
Impairment charge	—	—	—	38.2	38.2
Earnings (loss) from operations	$30.6	$18.9	($4.3)	($50.9)	($5.7)
Finance expense					(1.2)
Foreign exchange gain					—
Other loss					(7.4)
Loss before income taxes					($14.3)
1. Mulatos includes the La Yaqui Grande operation.
2. Corporate and other consists of corporate balances, exploration and development projects, mines in reclamation and discontinued operations.

(b) Segment assets and liabilities
The following table presents assets and liabilities by segment:

	Total Assets		Total Liabilities
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Young-Davidson	$1,638.6	$1,644.9	$353.2	$353.2
Island Gold	1,267.5	1,222.5	424.8	415.5
Mulatos [1]	606.4	606.0	149.7	143.1
Corporate/other [2]	223.5	200.8	39.2	41.3
Total assets and liabilities	$3,736.0	$3,674.2	$966.9	$953.1
1. Mulatos includes the La Yaqui Grande operation.
2. Corporate and other consists of corporate balances, exploration and development projects, mines in reclamation and discontinued operations.

13.	FINANCIAL INSTRUMENTS
Fair values of financial instruments
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements as at March 31, 2023. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and
•Level 3 inputs are unobservable (supported by little or no market activity).

15	Alamos Gold Inc.

Q1 2023 FINANCIAL REPORT

	March 31, 2023			December 31, 2022
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets (liabilities)
Fair value through profit or loss
Esperanza Milestone Payments (note 7)	—	—	19.7	—	—	19.1
Esperanza silver stream held for sale (note 7)	—	—	—	—	—	5.0
Gold options	—	(1.6)	—	—	0.1	—
Fair value through OCI
Equity securities	25.8	—	—	18.6	—	—
Currency hedging derivative instruments	—	1.5	—	—	(4.3)	—
Fuel options	—	(0.3)	—	—	—	—
	$25.8	($0.4)	$19.7	$18.6	($4.2)	$24.1
The methods of measuring financial assets and liabilities have not changed during the three months ended March 31, 2023.
The fair value of option and forward contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.
The fair value measurement of the silver stream and Milestone Payments is based on unobservable inputs and are therefore classified within Level 3 of the fair value hierarchy. The determination of the fair value of the silver stream and Milestone Payments requires the Company to make certain estimates and judgements in relation to future events based on the current understanding of the facts and circumstances known to them. The fair value of the Milestone Payments was determined using discounted cash flows based on significant inputs and assumptions such as internally derived discount rate, an estimate of timelines to realize the payments and a success probability factor. The discount rate for the milestone payments is 8.87%. Changes to these inputs and assumptions could have a significant impact on the measurement of the financial assets.
Revolving Credit Facility
The Company has access to an undrawn credit facility (the "Facility") of $500.0 million, not including the uncommitted $100.0 million accordion feature to increase the credit facility up to $600.0 million. The Facility bears interest at a rate of Adjusted Term SOFR Rate plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts.

The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at March 31, 2023, the Company is in compliance with the covenants.

Derivative Instruments

The fair value of derivative instruments is as follows:	March 31,	December 31,
	2023	2022
Derivatives designated as hedging instruments
Currency hedging derivative instruments	$1.5	($4.3)
Fuel options	(0.3)	—
	$1.2	($4.3)
Derivatives not designated as hedging instruments
Gold options	($1.6)	$0.1

Currency derivative instruments
The Company enters into option and forward contracts to hedge against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and

16	Alamos Gold Inc.

Q1 2023 FINANCIAL REPORT
the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk.
The effective portion of the changes in fair value of the hedging instrument for the three months ended March 31, 2023 recorded in accumulated other comprehensive income is:

	Three months ended
	March 31,	March 31,
	2023	2022

Balance, beginning of the period	($1.9)	$4.0
Unrealized gain on currency instruments	6.4	4.7
Less: realized loss (gain) on CAD currency instruments	0.7	(0.2)
Less: realized gain on MXN currency instruments	(1.3)	(0.4)
Deferred income tax related to hedging instruments	(1.5)	(0.9)
	$2.4	$7.2
For the three months ended March 31, 2023, the Company did not recognize any ineffectiveness on the hedging instruments.
The outstanding contracts as at March 31, 2023, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2023	Collars	429.0	1.29	1.36
2023	Bought Puts	6.0	1.36	—
2024	Collars	30.0	1.33	1.41
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2023	Collars	765.0	20.46	22.66
The fair value of these contracts was an asset of $1.5 million as at March 31, 2023 (December 31, 2022 - liability of $4.3 million).
Gold option contracts

As at March 31, 2023, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales.

The following gold option contracts are outstanding as of March 31, 2023:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
2023 [1]	Collars	58,275	$1,791	$2,131
2024	Collars	2,250	$1,900	$2,300
1.The Company also has 51,525 ounces of sold put options at an average price of $1,618 per ounce that mature in 2023.
The fair value of these contracts was a liability of $1.6 million at March 31, 2023 (December 31, 2022 - asset of $0.1 million).
For the three months ended March 31, 2023, the Company realized a loss of $0.1 million related to the settlement of option contracts which is recorded in operating revenues (for the three months ended March 31, 2022 the Company recorded a realized gain of nil). The Company recorded an unrealized loss of $1.7 million for the three months ended March 31, 2023 (for the three months ended March 31, 2022 the Company recorded an unrealized loss of $5.7 million). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.

17	Alamos Gold Inc.

Q1 2023 FINANCIAL REPORT
Fuel contracts
The Company enters into option contracts to hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which cash settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk.

The effective portion of the changes in fair value of the fuel contracts for the three months ended March 31, 2023 recorded in accumulated other comprehensive income is:

	Three months ended
	March 31,	March 31,
	2023	2022

Balance, beginning of the period	$0.4	$0.4
Unrealized (loss) gain on fuel contracts	(0.3)	1.8
Less: realized gain on fuel contracts	—	(0.5)
Deferred income tax related to fuel contracts	0.1	(0.3)
	$0.2	$1.4
The following fuel option contracts are outstanding as of March 31, 2023:

Period Covered	Contract type	Gallons subject to contract	Average purchase call option/gallon	Average sold put option/gallon
2023	Collars	1,134,000	$3.20	$2.92
The fair value of these contracts was a liability of $0.3 million at March 31, 2023 (December 31, 2022 - nil).

14.	COMMITMENTS
Capital commitments
    As of March 31, 2023, the Company has $114.4 million in committed capital purchases (December 31, 2022 - $155.4 million). Included in the outstanding commitments, the Company has $89.3 million related to the Island Gold Phase 3+ Expansion (December 31, 2022 - $115.1 million).
Royalties
At the Mulatos Mine, the Company pays a royalty obligation to the Mexican government, a 0.5% Extraordinary Mining Duty, which totaled $0.5 million for the three months ended March 31, 2023 (three months ended March 31, 2022 - $0.2 million).
The Company pays a 1.5% net smelter royalty on production from the Young-Davidson mine. For the three months ended March 31, 2023, the Company recorded a royalty expense of $1.3 million (three months ended March 31, 2022 - $1.5 million). In addition, other royalties related to production totaled $0.1 million for the three months ended March 31, 2023 (three months ended March 31, 2022 - $0.1 million).
At the Island Gold mine, the Company pays an approximate 2.2% net smelter royalty on production from a range of claims on the property. For the three months ended March 31, 2023, the Company recorded a royalty expense of $0.6 million (three months ended March 31, 2022 - $0.5 million).

18	Alamos Gold Inc.